Trading Symbols (TSX V:LMD; OTC BB: LNGMF)

151 Bloor St West                                      Kenzo Oriental Tower 11K

Suite 703                                                        48 Dongzhimenwai Dajie

Toronto, Ontario                                                    Dongcheng District

Canada M5S 1S4                                                 Beijing 100027 China

Tel :  416.927.7000                                               Tel:  86.10.5160.0689

Fax : 416.927.1222                                              Fax:  86.10.5160.0788

www.lingomedia.com

PRESS RELEASE	FOR IMMEDIATE RELEASE

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THIS PRESS RELEASE IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES.  THE SECURITIES REFERRED TO IN THIS PRESS RELEASE WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT SUCH REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

LINGO MEDIA ANNOUNCES TERMS OF ITS OFFER TO ACQUIRE SPEAK2ME INC., SHARE CONSOLIDATION AND PRIVATE PLACEMENT

Toronto, Canada, August 28, 2007 - Lingo Media Inc. (TSX-V: LMD; OTC BB: LNGMF) (“Lingo Media” or the "Company"), is pleased to announce the definitive terms of a formal offer to be made to the shareholders (the "Vendors") of Speak2Me Inc. ("Speak2Me"), a private Ontario corporation, to acquire all the issued and outstanding shares of Speak2Me, such that upon completion of the acquisition, Speak2Me will be a wholly-owned subsidiary of Lingo Media (the "Acquisition").

Speak2Me is a new media company that has developed software combining speech recognition and avatar technologies for the teaching and practice of spoken English. Speak2Me is now creating an online social networking service for English language learners around the world using this software. For the launch of its service in China, Speak2Me plans to take advantage of Lingo Media’s market presence and extensive business relationships established over the past eight years.

Based on the unaudited financial statements for the period ended August 24, 2007, Speak2Me had total assets of $2.3 million, liabilities of $0.4 million, and a net loss of $0.6 million.

The current officers and directors of Speak2Me are:

Victor Wong, President and Director

Victor Wong has overseen the development of Speak2Me's products and services since its inception over four years ago, and has over eight years of business experience in East Asia.  In 1997, he developed a series of print, web and multimedia English teaching products for the Taiwan News newspaper. In 1999, he was recruited by Ulead Systems, a graphic and video software company, to lead their US web and e-commerce development, and oversaw the redesign and deployment of their websites in seven countries. Afterwards, he helped guide the e-commerce, web and e-marketing development for Adidas' operations in Canada.

Jonathan Brody, Vice President

Jonathan Brody first began developing the applications now at the core of Speak2Me’s products and services as part of his M.Ed. research at the University of Leeds, supported by a grant from Taiwan’s Ministry of Transportation and Communications. Fluent in Mandarin after 16 years in East Asia, he brings 15 years of experience designing innovative English learning solutions for print, broadcast, PC and web, with a focus on using technology to aid in the instruction and practice of oral language skills. Mr. Brody is a PhD candidate at the Institute of Information Systems and Applications at National Chinghua University in Hsinchu, Taiwan.

Michael Kraft, Director

Michael Kraft is the President & CEO and a director of Lingo Media since its inception in 1996. He is also the President of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to private as well as public corporations since 1994. He is a director of JM Capital Corp. since June 2006, Pioneering Technology Inc. since July 2006, Grenville Gold Corporation since April 2007 and Canadian Shield Resources Inc. since July 2007, all TSX Venture Exchange listed companies. Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

These individuals will continue to hold their office following the completion of the Acquisition. The foregoing information regarding Speak2Me has been provided to Lingo Media by Speak2Me and it has not been independently verified by Lingo Media.

Details of the Acquisition

Under the terms of the formal offer to be made to Speak2Me and the Vendors, Lingo Media plans to acquire all the issued and outstanding shares of Speak2Me in exchange for approximately 4,500,000 Post-Consolidated Common Shares of Lingo Media (as defined below).  The transaction is subject to: (i) the receipt of all required regulatory approvals pursuant to all applicable laws, regulations and policies; (ii) the completion of satisfactory due diligence by each of Lingo Media and Speak2Me; (iii) all required approval by the shareholders of Lingo Media at an Annual and Special Meeting of shareholders of Lingo Media scheduled for October 5, 2007; (iv) compliance with all applicable laws, rules, regulations and policies of all applicable jurisdictions; and (v) completion of legal documentation to the satisfaction of each party.

If approved, the Acquisition will be by way of a share exchange agreement to be entered into between Lingo Media, Speak2Me and the Vendors on the basis of a share exchange ratio of one Post-Consolidated Common Share of Lingo Media for each 3.975 shares of Speak2Me.  In connection with the Acquisition, it is anticipated that an aggregate of approximately 4,500,000 Post-Consolidated Common Shares of Lingo Media will be issued in favour of the Vendors.  As part of the Acquisition all outstanding Speak2Me warrants will be exercised or cancelled prior to the close of the Acquisition.

No finder's fee is payable by Lingo Media in respect to the Acquisition.

Related Parties

Due to the ownership of Speak2Me shares by Mr. Kraft, the proposed Acquisition constitutes a "related party transaction" (as such term is defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501")) and the terms of the completion of the Acquisition require Lingo Media and Speak2Me to comply in all respects with the provisions of Rule 61-501.

Michael Kraft, President  & CEO of Lingo Media, is also a director of Speak2Me and beneficially owns, indirectly through Buckingham Group Limited, 1,583,333 common shares representing 10.63% of the issued and outstanding common shares of Speak2Me.  Mr. Kraft has declared a conflict of interest and will abstain from voting on matters relating to the Acquisition at Lingo Media’s Annual and Special Meeting currently scheduled for October 5, 2007.

The Board of Directors of Lingo Media has appointed a special committee, consisting of two independent directors, to review the proposed acquisition of Speak2Me.  In reaching its conclusions and formulating its recommendations, the special committee are and will continue to consider among other factors:  (i) audited financial statements of Speak2Me for the period ended August 24, 2007, (ii) information in respect of its assets and operations, and (iii) an independent valuation conducted by Corporate Valuation Services Limited.

Share Consolidation

Lingo Media also proposes to consolidate its common shares on a one-for-seven basis (the "Consolidation"). The proposal will be put forward for approval by special resolution of the shareholders at Lingo Media's Annual and Special Meeting of Shareholders currently scheduled for October 5, 2007.  There are currently 32,794,103 common shares outstanding and 4,155,170 options that are exercisable into an equivalent number of common shares. If approved, the Consolidation will reduce the number of common shares outstanding to approximately 4,684,872 common shares (or 5,278,468 if all outstanding options were exercised).

As part of the Consolidation, Lingo Media’s shareholders will be asked to approve a change in Lingo Media’s name (the “Name Change”) to "Lingo Media Corporation", or such other name as may be determined by its Board of Directors.

Further information regarding the proposed Consolidation and Name Change will be available in Lingo Media's Management Information Circular, which will be mailed to shareholders on or about September 10, 2007.

Private Placement

Lingo Media also announces a proposed exempt private placement (the "Offering") in Canada and other qualified jurisdictions of up to 500,000 subscription receipts ("Subscription Receipts") at a price of $2.00 per Subscription Receipt for gross proceeds of up to $1,000,000.  Each Subscription Receipt entitles the holder thereof to receive one post-Consolidation common share ("Post–Consolidated Common Share") and one Post-Consolidated Common Share purchase warrant (the "Warrant") of Lingo Media for no further consideration upon the closing of the Acquisition.  Each Warrant entitles the holder to purchase one (1) additional Post-Consolidated Common Share of Lingo Media at a purchase price of $6.00 per share and is exercisable for a period of twelve (12) months after closing of the Offering.

The securities underlying the Subscription Receipts, including the Post-Consolidated Common Shares and Warrants issued on closing of the Acquisition of Speak2Me and the Post-Consolidated Common Shares issuable upon due exercise of the Warrants, will all be subject to a four-month hold period commencing from the date of issuance.

The Offering will include a finder’s fee of up to 7.5% of the proceeds raised payable to qualified agents in connection with the Offering.  Closing of the Offering is anticipated to occur on or about September 24, 2007 and is subject to applicable regulatory approval including approval of the TSX Venture Exchange. Proceeds from the Offering are expected to be used as follows:

Transaction Costs (Legal, Valuation and Share Issue Costs)	$100,000
Ongoing Development of Speak2Me Inc. Website and Applications	$450,000
Retirement of Lingo Media Debt	$350,000
General Working Capital Purposes	$100,000
$1,000,000

About Lingo Media (TSX V:LMD; OTC BB:LNGMF)

Lingo Media is a publisher and distributor of educational programs in China and Canada.

In China, Lingo Media publishes print, audio/video cassette and CD-based English language learning programs for students and teachers from pre-school through university. Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students.  To date, over 165 million units from Lingo Media's library of more than 300 program titles have been published and sold in China.

In Canada, Lingo Media specializes in the field of early childhood cognitive development, through its recent acquisition of 70% of A+ Child Development (Canada) Ltd. (“A+”), which distributes educational materials along with its unique curriculum.  A+ has been operating in Canada for over ten years through its four offices in Calgary, Edmonton, Vancouver and Toronto. Lingo Media plans to introduce A+’s learning system and products to parents of pre-school children in China.

For further information, contact:

Lingo Media

Michael Kraft, President & CEO Tel: (416) 927-7000, ext. 23 Toll Free Tel: (866) 927-7011 ext 23 Fax: (416) 927-1222 Email: investor@lingomedia.com To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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